Filed by Cadeler A/S

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Eneti Inc.

Commission File No.: 001-36231

Date: June 21, 2023

Notice convening an extraordinary general meeting of Cadeler A/S

The Board of Directors hereby convenes an extraordinary general meeting of Cadeler A/S (“Cadeler” or the “Company”), company registration (CVR) no. 31 18 05 03, to be held on

Friday, 14 July 2023 at 10:00 (CEST)

at Axel Towers at the offices of Gorrissen Federspiel, Axeltorv 2, 1609 København V, Denmark.

Background

With reference to Stock Exchange announcement dated 16 June 2023 (the “Stock Exchange Announcement”), the Company has announced that it has entered into a Business Combination Agreement (the “Business Combination Agreement”) with Eneti Inc. (“Eneti”), whereas it is contemplated that the Company shall, inter alia,

(i)	commence a voluntary conditional registered exchange offer (the “Exchange Offer”) to acquire any and all of the issued and outstanding shares of common stock of Eneti with an exchange ratio of 3.409 Company shares for each Eneti Share,

(ii)	carry out an issuance of new shares in the Company to shareholders of Eneti (the “Share Issuance”) to be delivered in the form of American Depositary Shares representing the Company’s shares and provide for cash compensation with respect to any fractional shares in order to consummate the Exchange Offer, and

(iii)	as soon as practically possible, if, following the consummation of the Exchange Offer, the Company has acquired or controls at least 85.01% of the issued and outstanding Eneti shares and voting rights (or such lower threshold as the Company may determine, in its sole discretion), effect a merger with and into a merger sub to squeeze out any Eneti shareholders.

(The terms of the Business Combination Agreement and the transactions contemplated hereby, including the Exchange Offer, Share Issuance and Merger, collectively referred to as the “Contemplated Business Combination”).

The Boards of Directors of each of Cadeler and Eneti have unanimously determined the Contemplated Business Combination to be in the best interests of the companies’ respective shareholders.

The offer period for the Exchange Offer will not commence until the offer and listing documentation has been duly reviewed and, if applicable, approved by all relevant regulatory bodies and will not conclude prior to the registration with the U.S. Securities and Exchange Commission of the Cadeler shares (or American Depositary Shares representing Cadeler shares) to be offered for exchange.

The Exchange Offer is expected to commence in the third or fourth quarter of 2023.The Contemplated Business Combination is currently expected to close in Q4 2023 subject to regulatory approvals and applicable conditions being met.

In connection with the Business Combination Agreement and in order to effect the Contemplated Business Combination, the Board of Directors has decided to convene an Extraordinary General Meeting to be held with the purpose of obtaining the general meeting’s approval on a number of proposals as set out below.

Agenda

1.	The extraordinary general meeting’s election of the chair of the general meeting

2.	Proposals from the Board of Directors:

a.	Proposal to adopt a new Article 3.4 to the Company’s Articles of Association regarding new authorisation to the Board of Directors to increase the share capital without pre-emptive rights at market price

b.	Proposal to amend Article 9.1 of the Company’s Articles of Association with the view to change the maximum number of members of the Board of Directors

c.	Proposal to amend Article 9.2 of the Company’s Articles of Association and adopt a new Article 9.4 to the Company’s Articles of Association in order to be able to elect a Vice Chairman

d.	Proposal to adopt a transaction specific indemnification for the Board of Directors, Executive Management and relevant employees

***

Agenda with complete proposals

Item 1 – The extraordinary general meeting’s election of the chair of the general meeting

The Board of Directors proposes that the extraordinary general meeting elects attorney-at-law Chantal Pernille Patel Simonsen as chair of the general meeting.

Item 2 – Proposals from the Board of Directors

Item 2.a – Proposal to adopt a new Article 3.4 to the Company’s Articles of Association regarding new authorisation to the Board of Directors to increase the share capital without pre-emptive rights at market price

In connection with the Contemplated Business Combination, a new authorisation to increase the share capital is necessary as the Company pursuant to the Exchange Offer is expected to offer 3.409 shares in lieu of American Depositary Shares in the Company with a nominal value of DKK 1 each for one Eneti common stock. Fractions of the Company’s shares will be paid in cash.

If all shareholders in Eneti accept the Exhange Offer, the Company will be required to issue up to approximately nominally DKK 135 million new shares as consideration for the shares in Eneti. Accordingly, it is proposed that the general meeting grant the Board of Directors an authorisation in the period until 31 December 2024 (to allow for sufficient time to obtain regulatory approvals) to increase the Company’s share capital through one or more issues of new shares at market price without pre-emptive rights for the Company’s existing shareholders by up to a total of nominal amount of DKK 135,000,000 in order for the Company to consummate the Exchange Offer.

The Board of Directors proposes that a new Article 3.4 of the Company’s Articles of Association be included as follows:

In Danish: “Bestyrelsen er i perioden indtil 31. december 2024 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 135.000.000. Forhøjelsen skal ske til minimum markedskurs og kan ske ved indskud af aktier i Eneti Inc.”

In English: ”The Board is, until 31 December 2024 authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 135,000,000. The capital increase shall take place at or above market price and may be effected by contribution of shares in Eneti Inc.”

If the authorisation proposed under this agenda item 2.a is adopted by the general meeting, it is proposed to renumber the current Article 3.4 to Article 3.5 of the Company’s Articles of Association accordingly. Further, the proposal related to the adoption of a new Article 3.4 to the Company’s Articles of Association implies that the current Article 3.4 is amended as follows:

In Danish: ”For nyudstedte aktier i henhold til punkt 3.1, 3.2, 3.3 og 3.4 skal i øvrigt gælde, at de nye aktier skal være fuldt indbetalte, lyde på navn og noteres på navn i selskabets ejerbog, samt at de nye aktier er omsætningspapirer og har i øvrigt i enhver henseende samme rettigheder som de eksisterende aktier. Bestyrelsen bemyndiges til at fastsætte de nærmere vilkår for kapitalforhøjelser i henhold til ovenstående bemyndigelser og til at foretage de ændringer i selskabets vedtægter, der måtte være nødvendige som følge af bestyrelsens udnyttelse af de nævnte bemyndigelser.”

In English: ”New shares issued pursuant to Articles 3.1, 3.2, 3.3 and 3.4 shall be paid in full, shall be issued in the name of the holder, shall be recorded in the name of the holder in the Company’s register of shareholders, shall be negotiable instruments and shall in every respect carry the same rights as the existing shares. The Board is authorised to lay down the terms and conditions for capital increases pursuant to the above authorisations and to make any such amendments to the Company’s Articles of Association as may be required as a result of the Board’s exercise of said authorisations.”

Item 2.b - Proposal to amend Article 9.1 of the Company’s Articles of Association with the view to change the maximum number of members of the Board of Directors

As announced in the Stock Exchange Announcement, the Board of Directors intends to propose for approval by the general meeting upon completion of the Contemplated Business Combination that the Company shall continue to have six (6) members, including a Vice Chairman, of the Board of Directors, whereas it is expected that four (4) members will be independent and two new directors will be designated for nomination and election to the Board of Directors based on proposals from Eneti. Andreas Sohmen-Pao will continue as Chairman of the Board of Directors and it is contemplated that Emanuele Lauro, current CEO of Eneti, will be nominated for election to the Board of Directors as Vice Chairman immediately following completion of the Business Combination.

Accordingly and in accordance with the anticipated board composition, the Board of Directors proposes that the Company’s Articles of Association are amended with the view to change the maximum number of members of the Board of Directors to six (6).

Consequently, it is proposed that the first sentence of Article 9.1 of the Company’s Articles of Association be worded as follows:

In Danish: “ Bestyrelsen består af tre til seks medlemmer, der vælges af generalforsamlingen. Bestyrelsesmedlemmer afgår hvert andet år ved den ordinære generalforsamling.”

In English: ”The Board shall consist of three to six members elected at the General Meeting. Members of the Board shall retire every second year at the Annual General Meeting.”

Item 2.c – Proposal to amend Article 9.2 of the Company’s Articles of Association and adopt a new Article 9.4 to the Company’s Articles of Association in order to be able to elect a Vice Chairman

As also described under agenda item 2.b, the Board of Directors proposes that the Company’s Articles of Association are amended in order to be able to elect a Vice Chairman of the Company.

Consequently, it is proposed that Article 9.2 of the Company’s Articles of Association be worded as follows:

In Danish: “ Generalforsamlingen vælger formanden samt næstformanden.”

In English: ” The General Meeting shall elect the Chairman and Vice Chairman.”

As a consequence of the proposal to amend Article 9.2 of the Company’s Articles of Association, the Board of Directors proposes to adopt a new Article 9.4 to the Company’s Articles of Association regulating that the Vice Chairman shall act as substitute for the Chairman.

Accordingly, the Board of Directors proposes that a new Article 9.4 to the Articles of Association be included as follows:

In Danish: “Næstformanden fungerer som formandens stedfortræder. Ved permanent forfald af formanden og/eller næstformanden kan bestyrelsen konstituere sig selv indtil næste ordinære generalforsamling.”

In English: ”The Vice Chairman shall act as substitute for the Chairman. In the event of permanent absence of the Chairman and/ or Vice Chairman, the Board of Directors shall be entitled to elect a new Chairman or Vice Chairman who shall remain in office until the next Annual General Meeting.”

If the proposal to adopt a new Article 9.4 to the Company’s Articles of Association is approved by the general meeting, the current Article 9.4 of the Company’s Articles of Association will be renumbered accordingly.

Item 2.d – Proposal to approve a transaction specific indemnification for the Board of Directors, Executive Management and relevant employees

With reference to the Stock Exchange Announcement, the Board of Directors proposes for the general meeting to approve a transaction specific indemnification to provide sufficient and appropriate coverage for the members of the Company’s management, including the Board of Directors, the Executive Management and relevant employees. The Company currently has a Directors’ and Officers’ insurance and is in the process of putting in place a new insurance with expanded coverage (the “D&O insurance”), however, the Company’s D&O insurance will only provide limited cover of the risk to which the above-described group of individuals is exposed under applicable laws and regulations deriving from the Contemplated Business Combination with Eneti. The terms and coverage of the D&O insurance will be further described at the general meeting.

It is also the Board of Directors’ assessment that the responsibilities and risks related to a transaction of this nature exceeds what can normally be expected as a member of the Board of Directors, Executive Management or employees to undertake in a Danish listed company. Therefore, it is deemed in the best interest of the Company and its shareholders that the general meeting approves a transaction specific indemnification to provide such additional coverage for liability incurred to the above-described group of individuals only in relation to the Contemplated Business Combination (subject to relevant limitations regarding fraud, willful misconduct and gross negligence as set out below).

Consequently, the following resolution is proposed to be adopted by the general meeting:

•	For 20 years from and after completion of the contemplated business combination with Eneti Inc., the Company shall indemnify “Directors” and “Officers” (as defined below), both current, future and former, of the Company, its subsidiaries or other affiliates (the “Cadeler Group”) for claims raised by third parties (i.e. not a member of the Cadeler Group) against these Directors and Officers in connection with their services to the Cadeler Group in connection with the Cadeler Group’s participation in the contemplated business combination, including the exchange offer to acquire any and all of the issued and outstanding shares of Eneti Inc., the related issuance of new shares by the Company in order to consummate the exchange offer, the merger whereby the Company will effect the squeeze-out of remaining shareholders in Eneti Inc., and any other transactions contemplated in connection therewith, to the fullest extent permitted under applicable laws for any third party liability incurred by such Directors and Officers arising out of discharge of his/her duties as a director or officer or employee of the Cadeler Group.

•	The aforementioned shall (i) apply if any coverage available under the D&O insurance, or other applicable insurance coverage taken out by the Cadeler Group or the Director or Officer is insufficient to satisfy any claim covered by the above, but (ii) not apply in the event that the acts or omissions of or attributable to the indemnified person in question were grossly negligent, fraudulent or constituted willful misconduct.

•	This indemnity shall only apply to claims made by third parties against Directors and Officers in relation to the contemplated business combination, including the exchange offer to acquire any and all of the issued and outstanding shares of Eneti Inc., the related issuance of new shares by the Company in order to consummate the exchange offer, the merger whereby the Company will effect the squeeze-out of remaining shareholders in Eneti Inc., and any other documents or transactions contemplated in connection therewith.

•	A “Director” or “Officer” shall be understood to mean a member of the Company’s Board of Directors and Executive Management, and any Cadeler Group employee who can incur personal liability according to applicable law.

•	The Company shall, for the avoidance of doubt, not indemnify Directors and Officers for any liability according to applicable law or otherwise related to the contemplated business combination, including the exchange offer to acquire any and all of the issued and outstanding shares of Eneti Inc., the related issuance of new shares by the Company in order to consummate the exchange offer, the merger whereby the Company will effect the acquisition of Eneti Inc., and any other transactions contemplated in connection therewith, if such liability is incurred for services performed for any other party than the Cadeler Group.

•	The indemnity by the Company shall also cover (i) reasonable fees properly incurred by such Directors and/or Officers in connection with investigating, preparing or defending against any claims and (ii) any adverse tax consequences for Directors and Officers arising from the fact that coverage is provided by way of the indemnity and not through D&O liability insurance.

The Company’s obligation to indemnify the Directors and Officers hereunder is made for the sole benefit of the Directors and Officers and no third parties, including any creditors of the Directors and Officers, shall be entitled to rely on the indemnity provided for herein.

The adoption of the proposal in this agenda item 2.d is not a prerequisite for the Board of Directors to exercise the authorisation proposed under agenda item 2.a or implement the Contemplated Business Combination with Eneti and there is not inter-dependence between the proposals.

-oOo-

Adoption requirements

Adoption of the proposals under agenda items 2.a, 2.b and 2.c require at least 2/3 of the votes and of the share capital represented at the general meeting. The remaining proposal may be adopted by a simple majority of votes.

Share capital and voting rights

The Company’s share capital amounts to nominally DKK 197,600,000 divided into 197,600,000 shares of DKK 1 each. Each share of DKK 1 is entitled to one vote.

The right of a shareholder to attend a general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholding and voting rights is calculated on the basis of entries in the shareholders’ register and any notice of ownership received by the Company for the purpose of registration in the shareholders’ register.

The record date is Friday, 7 July 2023.

Furthermore, attendance is subject to the shareholder having registered his/her participation by obtaining an admission card as described below.

How to obtain an admission card

Shareholders, who are entitled to attend the extraordinary general meeting and wish to attend the extraordinary general meeting, must order an admission card no later than on Monday, 10 July 2023 at 23:59 (CEST).

An admission card may be ordered as follows:

•	by completing, signing and returning the registration form (which may be downloaded from the Company’s website, https://www.cadeler.com/en/investor-relations/general-meetings) by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder or his/her proxy holder may attend the general meeting together with an advisor, provided that notification of the advisor’s participation has been timely provided.

A confirmation of registration will be sent by email to the email address provided by the shareholder upon registration of participation. Confirmation of the registration must be presented at the extraordinary general meeting.

How to submit a proxy

Shareholders that have ordered an admission card may attend the extraordinary general meeting in person or by proxy. The proxy form (which is the same form used for voting by correspondence) is available on the Company’s website, https://www.cadeler.com/en/investor-relations/general-meetings.

Proxy forms must be received by DNB Bank ASA, Registrar’s Department no later than Monday, 10 July 2023 at 23:59 (CEST).

A proxy may be granted as follows:

•	by completing, signing and returning a proxy form (which may be downloaded from the Company’s website, https://www.cadeler.com/en/investor-relations/general-meetings) by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder can either attend and vote by a) proxy or b) by correspondence, but not both. The right to attend and vote by proxy must be evidenced by proper identification. To the extent proper identification of the shareholder is not presented, attendance and/or voting right may be denied.

How to vote by correspondence (postal voting)

Shareholders who are entitled to participate in the extraordinary general meeting are also entitled to vote by correspondence. The voting form (which is the same form used for granting a proxy) is available on the Company’s website https://www.cadeler.com/en/investor-relations/general-meetings.

Written votes must be received by DNB Bank ASA, Registrar’s Department no later than Wednesday, 12 July 2023 at 16:00 (CEST).

A written vote may be submitted as follows:

•	by completing, signing and returning a vote by correspondence form (which may be downloaded from the Company’s website, https://www.cadeler.com/en/investor-relations/general-meetings) by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

Webcast

The Company will in connection with the extraordinary general meeting make a live webcast of the extraordinary general meeting available to the shareholders requesting access hereto and which have requested an admission card in accordance with the procedure described above.

It will be possible to ask questions to the Company during the webcast; however, it will not be possible to formally attend and vote through the webcast. Votes may be cast by proxy, voting by correspondence or in person as described above.

Shareholders, who wish to participate in the webcast, must submit a written request via email to InvestorRelations@cadeler.com no later than Monday, 10 July 2023 at 23:59 (CEST).

For more information, please see the information sheet at the Company’s website: https://www.cadeler.com/en/investor-relations/general-meetings.

Additional information

Until and including the date of the general meeting, the following additional information will be available on the Company’s website, https://www.cadeler.com/en/investor-relations/general-meetings:

•	Notice of the general meeting, including the agenda and the complete proposals.

•	Other documents for the use of the extraordinary general meeting, including the proxy/voting by correspondence form and the registration form.

•	The total number of shares and voting rights as at the date of the notice.

Information concerning matters in relation to personal data protection is available on the Company’s website, and reference is made to the Company’s Policy on personal data and cookies and Information on matters in relation to personal data protection.

On the day of the general meeting, the doors and registration of participation will open at 09:30 (CEST).

Questions from the shareholders

Shareholders may ask questions to the Board of Directors and the Executive Management at the extraordinary general meeting. Prior to the general meeting, shareholders may submit questions concerning the agenda or the documents to be considered at the general meeting in writing to the Company by email to InvestorRelations@cadeler.com or by post to Investor Relations, Cadeler A/S, Arne Jacobsens Allé 7, 7., 2300 Copenhagen S, Denmark.

Language

The general meeting will be conducted in English in accordance with article 4.8 of the Company’s Articles of Association.

Personal data

The Company processes personal information about its shareholders as part of the administration of the Company's register of shareholders and other communications. The following information is processed: Name, address, contact information, share account number, shareholding and participation in events. Furthermore, the annual general meeting may be transmitted by webcast. You can read more about how the Company processes personal information in the Company’s information sheet on data protection in connection with the annual general meeting, which is available on the Company’s website, https://www.cadeler.com/en/investor-relations/annual-general-meeting.

Copenhagen, 21 June 2023

Cadeler A/S

The Board of Directors

Additional Information and Where to Find It

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus but relates to the proposed business combination of Cadeler A/S (“Cadeler”) and Eneti Inc. (“Eneti”), which will include an offer by Cadeler to exchange all of the issued and outstanding shares of Eneti for shares or American Depositary Shares (“ADSs”) representing shares in Cadeler. The exchange offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler or Eneti may file with the U.S. Securities and Exchange Commission (the “SEC”). Prior to the commencement of the exchange offer, Cadeler will file (1) a Registration Statement on Form F-4 that will include an offering prospectus with respect to the shares/ADSs to be offered in the exchange offer, (2) a Registration Statement on Form F-6 to register any ADSs to be offered as consideration pursuant to the terms of the offer and (3) a Tender Offer Statement on Schedule TO, and Eneti will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the exchange offer. Should Cadeler and Eneti proceed with the proposed transaction, such formal decision is conditional on approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the “Prospectus Regulation”) or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority (the Danish FSA). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF CADELER AND ENETI WITH THE SEC, OR APPROVED BY THE DANISH FSA, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (INCLUDING THE EXCHANGE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER, ENETI, THE PROPOSED TRANSACTION AND RELATED MATTERS THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and stockholders will be able to obtain the registration statement/prospectus, the exchange offer materials (including the offer to exchange, a related letter of transmittal and certain other exchange offer documents), and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by Cadeler and Eneti at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain copies of any document filed with the SEC by Cadeler free of charge from Cadeler’s website at www.cadeler.com, copies of any document filed with the SEC by Eneti free of charge from Eneti’s website at www.eneti-inc.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, “Relevant Persons”). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.

Market Data

Information provided herein as it relates to the market environment in which each of Cadeler and Eneti operate or any market developments or trends is based on data and reports prepared by third parties and/or Cadeler or Eneti based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Eneti and Cadeler, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Eneti and Cadeler and the markets in which they operate, and Eneti’s and Cadeler’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Eneti and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Eneti nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Eneti’s and Cadeler’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Eneti shareholders and the receipt of certain governmental and regulatory approvals, (iii) general domestic and international political conditions or hostilities, including the war between Russia and Ukraine; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effects of public health threats, pandemics and epidemics, and the adverse impact thereof on Eneti’s or Cadeler’s business, financial condition and results of operations, (vi) the effect of the announcement or pendency of the transaction on Eneti’s or Cadeler’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Eneti or Cadeler and potential difficulties in Eneti’s or Cadeler’s employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Eneti or Cadeler related to the business combination agreement or the proposed transaction or as a result of the operation of their respective businesses, (ix) the risk that Cadeler is unable to list the ADSs to be offered as consideration, or the underlying shares in Cadeler, on the New York Stock Exchange or the Oslo Stock Exchange, as applicable, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which the combined company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure, (xi) factors affecting the duration of contracts, the actual amount of downtime and the respective backlogs of Eneti and Cadeler, (xii) factors that reduce applicable dayrates or contract profitability, operating hazards inherent to offshore operations and delays, (xiii) dependency on third parties in relation to, for example, technical, maintenance and other commercial services, (xiv) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the combined company’s operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, hurricanes and other weather conditions, and the future price of energy commodities, (xv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xvi) the failure to realize anticipated benefits of the proposed transaction, (xvii) risks related to the ability to correctly estimate operating expenses and expenses associated with the business combination, (xviii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xix) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xx) changes in law or regulations affecting Eneti, Cadeler or the combined company, (xxi) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxii) dependency on Eneti and Cadeler’s customers, (xxiii) volatility in demand, increased competition or reduction in contract values, (xxiv) the risk that technological progress might render the technologies used by each of Cadeler and Eneti obsolete, (xxv) conditions in the credit markets that may negatively affect the companies and their business, (xxvi) risks deriving from the restrictive covenants and conditions relevant to Eneti and Cadeler’s financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels, (xxvii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements, (xxviii) the risk that Eneti and Cadeler have a limited number of vessels and are vulnerable in the event of a loss of revenue relating to any such vessel(s), (xxix) risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels and (xxx) risks associated with changes in exchange rates including the USD/NOK and USD/EUR rates. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Eneti, Cadeler or the combined company will be those that the companies have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Eneti’s or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Eneti’s Annual Report on Form 20-F, Current Reports on Form 6-K and other documents filed from time to time by Eneti with the SEC and those described in Cadeler’s annual reports, relevant reports and other documents published from time to time by Cadeler. Eneti and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and except as required by law, Eneti and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.